Mail Stop 3561

November 21, 2007

Mr. Philip P. Conti
Senior Vice President and Chief Financial Officer
Equitable Resources, Inc.
225 North Shore Drive
Pittsburgh, Pennsylvania  15212

>       **Re:     Equitable Resources, Inc.**
>       **Form 10-K for Fiscal Year Ended December 31, 2006**
>       **Filed February 23, 2007**
>       **Forms 10-Q for Fiscal Quarters**
>       **Ended June 30, 2007 and September 30, 2007**
>       **Filed July 26, 2007 and October 25, 2007**
>       **Response Letters Dated October 29, 2007 and November 20, 2007**
>       **File No. 1-03551**

Dear Mr. Conti:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

>                       Sincerely,


>                       James Allegretto
>                       Senior Assistant Chief Accountant